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December 3, 2010

How to Invest in Gold, Part 3

By: Kevin Feldman

If you follow economics and investment issues, you probably know that gold has been generating a lot of investor conversation lately. With the price of gold hovering around $1400 an ounce, some financial advisors warn of a bubble, while others argue that there’s still upside to gold. But what’s often less discussed is the question, “How can you actually invest in gold?”

In previous columns I’ve written about reasons for investing in gold and the effect that central banks, through gold sales and purchases, have on the international market for gold. This time I’d like to talk about how investors who want to allocate part of their portfolios to gold can actually do so.

Though there are more ways to invest in gold [http://www.thestreet.com/story/10389829/how-to-invest-in-gold.html] than there used to be, for most buyers the options are limited. That’s not necessarily a bad thing: Because the investment vehicles for gold are limited, they’re relatively easy to learn about and understand. Here are three ways for any investor to buy gold.

1. Buying the physical commodity - The first way to invest in gold is to buy the physical commodity, either in the form of bullion—gold bars or coins that are not used as a country’s currency—or currency coins such as South Africa’s Kruggerand. For people who want to be able to look at and touch their investment, buying gold bullion and currency may be appealing. But they’ll pay added costs for the satisfaction of taking physical possession of their gold: Currency and bullion buyers generally have to pay a premium to the seller and pay fees such as insurance, shipping, and storage. Buyers of physical gold should also know that tax laws regarding its ownership vary from state to state, and should investigate which state might be the most economically advantageous place in which to store one’s gold. That’s assuming, of course, that they don’t want to store the gold in their home. Some gold owners might find that reassuring, while others might feel concerned about loss and theft.

2. Purchase stock in a gold mining company - A second option for the individual investor is to buy stock in gold mining companies either individually or through exchange traded funds and mutual funds that hold those shares. The plus side: When the price of gold rises, the value of stock in gold mining companies can also rise. Also, some mining company stocks pay dividends.

But many factors beyond simply the price of gold can affect a mining company’s stock price—management turnover, labor costs, political issues and more. The stocks of mining companies generally have a correlation to the price of gold, but that correlation is by no means automatic or total, and historically the share prices of gold mining companies are more volatile than the price of gold. Anyone considering investing in gold mining companies should be aware of those facts.

3. Buy shares in a gold ETF - A third option for investors considering adding gold to their portfolio is to buy shares of a gold ETF. Backed by physical gold, ETFs are accessible and investors may purchase and sell shares through a traditional brokerage account. The shares are listed and typically trade on a major stock exchange and are available to be bought and sold throughout the trading day. ETFs are considered a cost-efficient alternative to investments in physical gold for investors not in a position to participate directly in that market. Price and NAV are available daily for investors. There are ETF providers that conduct vault inspections and issue inspection certificates. ETF fees are typically cost-efficient and ETFs lack the added costs of buying physical gold such as transport, insurance and storage. Finally, gold ETFs correlate directly to the price of gold, without the added factors that can affect the price of a gold mining stock.

One factor that investors in gold should be aware of: Because the IRS considers gold “a collectible” rather than a traditional investment, the long-term capital gains [http://www.thestreet.com/story/10302814/golds-tax-twist.html] tax rate for gold bullion, coins and ETFs are taxed at 28%, considerably higher than the current 15% rate for other investments. Short term gains are taxed as ordinary income. Because of that tax rate differential, investors considering buying gold might also consider buying it for non-taxable IRAs and 401(k) retirement accounts.

For the most sophisticated and/or larger investors, there are other ways to invest in gold, such as buying gold futures and options. But for most individual investors, the three choices above are the simplest way to add gold to a diversified portfolio.

Sources: The Street, Bloomberg, BlackRock

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors. Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.